Exhibit 99.2

12 October 2022

Taylor Maritime Investments Limited

(the “Company”)

Proposed changes to the Company’s investment policy

Vessel sale and trading update

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation EU 596/2014 as it forms part of retained EU law (as defined in the European Union (Withdrawal) Act 2018).

Proposed changes to the Company’s investment policy

In connection with the proposed offer for Grindrod Shipping Holdings Limited (Grindrod Shipping) announced today (the Proposed Acquisition), the Company is proposing certain changes to its investment policy. The proposed changes are designed to afford greater flexibility to the Company as to the size and financing of investments it can make whilst not detracting from the Company’s overall objective, policy and investment philosophy.

The proposed amendments are considered to constitute a material change to the Company’s published investment policy. Therefore, pursuant to the Listing Rules, the Company is required to obtain the approval of Shareholders by way of an Ordinary Resolution.

The Company will therefore be sending a circular to shareholders (the Circular) later today to convene a general meeting to be held on or around 28 October 2022 at which the Ordinary Resolution will be proposed.

The changes, if approved, will enable the Company to invest in a majority stake in a shipping company up to 40% of gross assets on an exceptional basis, with a commitment to bring the investment exposure down to a maximum of 30% of gross assets within 18 months through a combination of vessel sales and group restructuring.

Further, in order to facilitate the financing of larger investments such as the Proposed Acquisition, the Company proposes to increase its current gearing limit within its investment policy. Such borrowing limit will be increased to 40% of gross assets on an exceptional basis, with a commitment to bring gearing back within the current limit of 25% of gross assets within a maximum of 18 months through a combination of vessel sales and cash generation.

Save for the above, the substance of the Company’s existing investment policy will remain unchanged. Further details of the proposed changes will be set out in the Circular.

The Directors have undertaken to vote in favour of the Ordinary Resolution in respect of their own beneficial holdings, which amount in aggregate to 3,618,476 Ordinary Shares representing 1.1% of the Company’s issued share capital.

Further, undertakings to vote in favour of the Ordinary Resolution have been received from Shareholders which amount in aggregate to 41,946,549 Ordinary Shares representing 12.7% of the Company’s issued share capital and letters of intent to vote in favour of the Ordinary Resolution have also been received from Shareholders which amount in aggregate to 78,606,747 Ordinary Shares representing 23.8% of the Company’s issued share capital.

Vessel sale and trading update

The Company also announces that it has agreed to sell a 2012 built Supramax vessel for net proceeds of $20.1 million generating additional cash proceeds to support the Proposed Acquisition.  The vessel was an IPO seed asset and the sale is expected to complete before the end of November 2022, generating an IRR of 25% and MOIC of 1.3x.  This is broadly in line with the current carrying value based on 30 September 2022 Fair Market Value.  Once the sale completes, the fleet will consist of 26 ships with no further vessels currently contracted for sale.

Based on 30 September 2022 Fair Market Values and the current average net time charter (TC) rate of $17,670 per day, the average annualized unlevered gross cash yield for the fleet is c.24%.  The average charter duration cover for the fleet is 6 months as at 30 September 2022.

The Company has covered 56% of remaining fleet days for the Financial Year ending 31 March 2023 and 20% of remaining fleet days for the Financial Year ending 31 March 2024. This provides strong earnings visibility and certainty, with the opportunity in this good market, to secure more charters at attractive rates for the remaining open days for the fleet.

Edward Buttery, Chief Executive Officer, commented:

“The proposed acquisition of Grindrod Shipping, which is expected to be NAV and earnings accretive, represents an exciting opportunity to combine the fleets of both companies to create a significant owner of medium-sized dry-bulk ships. We should benefit from economies of scale from a larger fleet of vessels and taking further advantage of the strong earnings environment we anticipate extending to at least the end of 2024 given favourable supply-demand fundamentals.

In connection with the Proposed Acquisition, we are pleased to be able to realise a significant gain on the sale of a vessel in what continues to be a liquid market for the dry bulk segment. Meanwhile, the softening of charter rates through the previous quarter owing to decongestion as ports reopened, a weaker-than-expected grain season and typical summer weakness has now abated with TC rates climbing steadily from lows in early September and vessel values expected to follow. With our diversified chartering strategy, we were able to maintain healthy earnings through this softer period and are now in a position to secure attractive terms for the remaining open days of our fleet as the market strengthens.”

Copies of the Notice of the General Meeting and the Circular will also be available on the Company’s website (https://taylormaritimeinvestments.com/investor-centre/shareholder-information/). In accordance with rule 9.6.1 of the Listing Rules, copies of the Circular including the Notice of General Meeting and form of proxy have been submitted to the National Storage Mechanism and are available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

For further information, please contact:

Taylor Maritime Investments Limited Edward Buttery Camilla Pierrepont	IR@tminvestments.com

Evercore (Joint Financial Adviser) Mark Whatley Mark Friedman	+1 (212) 857 3100

Rand Merchant Bank (Joint Financial Adviser) Ferdi Vorster	+27 11 282 8000

Jefferies International Limited (Corporate Broker) Stuart Klein Gaudi Le Roux	+44 20 7029 8000

Montfort Communications Ally Allfrey George Morris Seers	TMI@montfort.london

Notes to Editors

About the Company

Taylor Maritime Investments Limited is an internally managed shipping company listed on the Premium Segment of the Official List, its shares trading on the Main Market of the London Stock Exchange since May 2021.  The Company specializes in the acquisition and chartering of vessels in the Handysize and Supramax bulk carrier segments of the global shipping sector.  The Company invests in a diversified portfolio of vessels which are primarily second-hand and which, historically, have demonstrated average yields in excess of the Company’s target dividend yield of 8% p.a. (on the Initial Issue Price).  The current portfolio numbers 27 vessels in the geared dry bulk segment (Handysize and Supramax types) (including one ship held for sale).  The ships are employed utilising a variety of employment/charter strategies.

The Company announced an increased interim dividend of 2 cents per Ordinary Share paid on a quarterly basis on 28 July 2022, with a targeted total NAV return of 10-12% per annum over the medium to long-term. The Board approved a special dividend of 3.22 cents per share in respect of the period to 31 March 2022 paid on 6 May 2022, which brought total dividends declared for the period from IPO to 31 March 2022 to 8.47 US cents per share, representing a dividend yield on the IPO price of approximately 10% on an annualised basis.

The Company has the benefit of an experienced Executive Team led by Edward Buttery and who previously worked closely together at the Commercial Manager, Taylor Maritime.  Established in 2014, Taylor Maritime is a privately owned ship-owning and management business with a seasoned team that includes the founders of dry bulk shipping company Pacific Basin Shipping (listed in Hong Kong 2343.HK) and gas shipping company BW Epic Kosan (formerly Epic Shipping) (listed in Oslo BWEK:NO).  Taylor Maritime’s team of industry professionals are based in Hong Kong, Singapore and London.

For more information, please visit www.taylormaritimeinvestments.com.

About Geared Vessels

Geared vessels are characterised by their own loading equipment. The Handysize market segment is particularly attractive, given the flexibility, versatility and port accessibility of these vessels which carry necessity goods - principally food and products related to infrastructure building - ensuring broad diversification of fleet activity and stability of earnings through the cycle.

Forward-Looking Statements

This Announcement contains forward-looking statements, including relating to a voluntary conditional cash offer by a wholly-owned subsidiary of the Company (Good Falkirk (MI) Limited (the “Offeror”)) to acquire all of the issued ordinary shares in the capital of Grindrod Shipping (other than Shares held by the Offeror and Shares held in treasury), which offer involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

All statements other than statements of historical facts included in this Announcement are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the Company’s and the Offeror’s, or, as applicable, Grindrod Shipping’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information.

These forward-looking statements are subject to risks and uncertainties including, in relation to the offer described herein, among other things, satisfaction or waiver of the conditions to closing (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many of Grindrod Shipping’s shareholders will tender their shares into any offer and the possibility that any agreed transaction is not consummated.

Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and neither the Company, the Offeror or Grindrod Shipping, undertakes any obligation to update publicly or revise any forward-looking statements, subject to compliance with any applicable laws and regulations, including but not limited to the Singapore Code on Take-Overs and Mergers and the U.S. Securities and Exchange Act of 1934 and regulations promulgated thereunder, and/or rules of NASDAQ, the JSE and/or any other regulatory or supervisory body or agency.

Important Information

The tender offer by the Offeror referred to in this communication has not commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of Grindrod Shipping or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that the Company and the Offeror will file, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that Grindrod Shipping will file, with the SEC, in the event that the tender offer is commenced. Any solicitation and offer to buy Shares of Grindrod Shipping will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, the Company, the Offeror and/or a subsidiary or affiliate thereof will file with the SEC a Tender Offer Statement on Schedule TO and other necessary filings and in connection therewith Grindrod Shipping will file a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings with the SEC. Any such Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and any such Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. Any holders of Shares are urged to read these documents carefully if and when they become available because they will contain important information that holders of Shares should consider before making any decision with respect to the tender offer. In the event that a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the SEC’s website at www.sec.gov. In addition, holders of Shares may obtain free copies of the Tender Offer Statement and other offer documents that TMI and/or the Offeror will file with the SEC by contacting the information agent for the tender offer that will be named in the Tender Offer Statement, and the Solicitation/Recommendation Statement and the other documents filed by Grindrod Shipping with the SEC will be made available free of charge at grinshipping.com/investorrelations.